As filed with the Securities and Exchange Commission on April 15, 2010
Securities Act File No. 333-164363
Investment Company Act File No. 811-21698
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2

☑ Registration Statement under the Securities Act of 1933

   Pre-Effective Amendment No.

☑ Post-Effective Amendment No. 3

and/or

☑ Registration Statement under the Investment Company Act of 1940

☑ Amendment No. 18

(Check Appropriate Box or Boxes)

THE GABELLI GLOBAL GOLD, NATURAL RESOURCES & INCOME TRUST
(Exact Name of Registrant as Specified in the Declaration of Trust)

One Corporate Center, Rye,
New York 10580-1422
(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (800) 422-3554

Bruce N. Alpert
The Gabelli Global Gold, Natural Resources & Income Trust
One Corporate Center
Rye, New York 10580-1422
(914) 921-5100
(Name and Address of Agent for Service)

Copies to:

Richard T. Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Christopher Michailoff, Esq. The Gabelli Global Gold, Natural Resources & Income Trust One Corporate Center Rye, New York 10580-1422 (914) 921-5100

Approximate date of proposed public offering:  From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☑

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-164363 and 811-21698) of The Gabelli Global Gold, Natural Resources & Income Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1) Financial Statements

Part A

None

Part B

The following statements of the Registrant are incorporated by reference in Part B of the Registration Statement:

Schedule of Investments at December 31, 2009

Statement of Assets and Liabilities as of December 31, 2009

Statement of Operations for the Year Ended December 31, 2009

Statement of Changes in Net Assets for the Year Ended December 31, 2009

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

(2) Exhibits

(a)	(i)	Second Amended and Restated Agreement and Declaration of Trust of Registrant (6)

	(ii)	Statement of Preferences of Series A Cumulative Preferred Shares (4)

(b) Amendment No. 1 to the By-Laws of Registrant (1)

(c) Not applicable

(d)	(i)	Form of Specimen Common Share Certificate (2)

	(ii)	Form of Specimen Preferred Share Certificate (4)

(e) Included in Prospectus

(f) Not applicable

(g) Form of Investment Advisory Agreement between Registrant and Gabelli Funds, LLC (2)

(h)	(i)	Form of Purchase Agreement (4)

	(ii)	Sales Agreement (5)

	(iii)	Sales Agreement dated April 13, 2010 (9)

(i) Not applicable

(j) Form of Custodian Agreement (2)

(k) Form of Registrar, Transfer Agency and Service Agreement (2)

(l)	(i)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to legality of preferred stock (4)

	(ii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to legality of common stock (7)

(m) Not applicable

(n)	(i)	Consent of Independent Registered Public Accounting Firm (8)

	(ii)	Powers of Attorney (6)

(o) Not applicable

(p) Form of Initial Subscription Agreement (3)

(q) Not applicable

(r)	(i)	Code of Ethics of the Fund and the Investment Adviser (6)

	(ii)	Joint Code of Ethics for Chief Executive and Senior Financial Officers (6)

(1)	Previously filed with the Registrant’s Form 8-K filed on January 22, 2010 (333-121998).

(2)	Previously filed with Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on March 23, 2005 (333-121998).

(3)	Previously filed with Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on March 24, 2005 (333-121998).

(4)	Previously filed with Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on October 12, 2007 (333-143009).

(5)	Previously filed with Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on January 16, 2009 (333-143009).

(6)	Previously filed with the Registration Statement on Form N-2 filed on January 15, 2010 (333-164363).

(7)	Previously filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on February 4, 2010 (333-164363).

(8)	Previously filed with Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on April 9, 2010 (333-164363 and 811-21698).

(9)	Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 54 of the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Printing expenses	$50,000
Accounting fees	15,000
Legal fees	386,000
SEC Registration Fee	24,955
Miscellaneous	14,045
Total	$490,000

Item 28.	Persons Controlled by or Under Common Control with Registrant

None

Item 29.	Number of Holders of Securities as of March 31, 2010

Number of Record
Title of Class	Holders

Common Shares of Beneficial Interest	63
Series A Cumulative Preferred Shares	1

Item 30.	Indemnification

Article IV of the Registrant’s Agreement and Declaration of Trust provides as follows:

4.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the general corporation law of the State of Delaware. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability.

4.2 Mandatory Indemnification. (a) The Trust shall indemnify the Trustees and officers of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise (other than, except as authorized by the Trustees, as the plaintiff or complainant) or with which he may be or may have been threatened, while acting in any capacity set forth above in this Section 4.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (ii) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (1) the indemnitee shall provide adequate security for his undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

(e) Notwithstanding the foregoing, subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify Persons providing services to the Trust to the full extent provided by law as if the Trust were a corporation organized under the Delaware General Corporation Law provided that such indemnification has been approved by a majority of the Trustees.

4.3 No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

4.4 Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.

Item 31.	Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and Trustees of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and Trustees during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-26202).

Item 32.	Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Fund’s custodian, Mellon, at 185 Santilli Highway, Everett, Massachusetts 01249, in part at the offices of the Fund’s sub-administrator, PNC Global Investment Servicing, at 760 Moore Road, King of Prussia, PA 19406, and in part at the offices of the Fund’s transfer agent, American Stock Transfer, at 59 Maiden Lane, New York, NY 10038.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1. Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this Registration Statement, its net asset value declines more than ten percent from its net asset value, as of the effective date of the Registration Statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. Not applicable.

4. Registrant hereby undertakes:

(a) to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b) that for the purpose of determining any liability under the Securities Act of 1933 (the “1933 Act”), each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act.

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

As required by the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, in the City of Rye, State of New York, on the 15th day of April, 2010.

THE GABELLI GLOBAL GOLD, NATURAL RESOURCES & INCOME TRUST

By:	/s/ Bruce N. Alpert
Bruce N. Alpert
President

As required by the Securities Act of 1933, as amended, this Form N-2 has been signed below by the following persons in the capacities set forth below on the 15th day of April, 2010.

NAME	TITLE

/s/ Anthony J. Colavita* Anthony J. Colavita	Trustee

/s/ James P. Conn* James P. Conn	Trustee

/s/ Mario d’Urso* Mario d’Urso	Trustee

/s/ Vincent D. Enright* Vincent D. Enright	Trustee

/s/ Frank J. Fahrenkopf, Jr.* Frank J. Fahrenkopf, Jr.	Trustee

/s/ Michael J. Melarkey* Michael J. Melarkey	Trustee

/s/ Salvatore M. Salibello* Salvatore M. Salibello	Trustee

/s/ Anthonie C. van Ekris* Anthonie C. van Ekris	Trustee

/s/ Salvatore J. Zizza* Salvatore J. Zizza	Trustee

/s/ Bruce N. Alpert Bruce N. Alpert	President (Principal Executive Officer)

/s/ Bruce N. Alpert Bruce N. Alpert	Acting Treasurer (Principal Financial and Accounting Officer)

/s/ Bruce N. Alpert Bruce N. Alpert	Attorney-in-Fact

*	Pursuant to a Power of Attorney

EXHIBIT INDEX

Exhibit Number		Description

Ex-	.99(h)(iii)	Sales Agreement dated April 13, 2010